Exhibit 99.1

JX Luxventure Group Inc. Announces Fiscal Year 2025 Financial Results: Revenue Surges 66% to $83.0 Million

HAIKOU, China, May 12, 2026 /PRNewswire/ JX Luxventure Group Inc. (Nasdaq: JXG) (the “Company”), a company in the wholesale trade sector specializing in duty-free and cross-border consumer goods, as well as providing integrated solutions in wholesale trade, including logistics, supply chain management, and technology solutions to support the efficient distribution of tourism-related products, today announced financial results for the fiscal year ended December 31, 2025.

Financial Highlights for the full year ended December 31, 2025:

●	Significant Revenue Growth: Total revenue for 2025 rose to $83.0 million, representing a 66% increase from $49.8 million in 2024.

●	Operating Profitability (EBITDA)): Before accounting for interest, taxes, and non-cash items, the Company’s gross profit reached $10.5 million, a 25% increase from $8.4 million in the prior year.

●	Expansion of Technology Sector: Revenue from the B2B technology segment more than doubled, jumping to $3.3 million in 2025 compared to $1.5 million in 2024, driven by increased market adoption of the Company’s self-developed software.

Ms. Sun “Ice” Lei, Chief Executive Officer of the Company commented: “ Our 2025 financial results serve as a powerful validation of the scalability and resilience of our cross-border and technology platforms. By achieving a 66% surge in annual revenue to $83.0 million, we have proven our ability to capture significant market share in high-growth sectors. This momentum is further bolstered by our proprietary B2B technology solutions, which more than doubled in revenue this year, demonstrating that our digital infrastructure is now another engine for our commercial success.

The successful execution of the inaugural phase of the three-year strategic roadmap has established a formidable operational foundation, providing the necessary momentum to accelerate expansion and drive sustainable value throughout 2026. This initial year of growth has not only validated the core business model but has also meticulously primed the Company’s infrastructure to capitalize on emerging market opportunities and reach new heights of fiscal performance in the coming year.”

About JX Luxventure Group Inc.

Headquartered in Haikou, China, JX Luxventure Group Inc. is a company in the wholesale trade sector specializing in duty-free and cross-border consumer goods, as well as providing integrated solutions in wholesale trade, including logistics, supply chain management, and technology solutions to support the efficient distribution of tourism-related products. To learn more about the Company, please visit its corporate website at https://www.jxluxventure.com/en/.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of JX Luxventure Group Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.